SCHEDULE 13G

                                (Amendment No. 6)


                               CUSIP NO. 227478104
                                Page 7 of 7 Pages






                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                                (Amendment No. 6)


                    Under the Securities Exchange Act of 1934


                               A.T. CROSS COMPANY
                                (Name of Issuer)



                       Class A Common Stock, $1 par value
                         (Title of class of securities)



                                    227478104
                                 (CUSIP number)








                 (A fee is not being paid with this statement.)










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         1)       Name of Reporting Person.  Russell A. Boss



         2)       Check the Appropriate box if a Member of a Group
                  (See Instructions)

         (a)
         (b)



         3)       SEC Use Only......................................



         4)       Citizenship or Place of Organization.    United States



Number  of        (5)  Sole  Voting  Power  _167,015  (includes  shares
Shares  Bene-     acquirable  within 60 days through exercise of stock options
ficially          (6) Shared Voting Power 1,540,000  (3,344,800 if
Owned By          Class B common stock beneficially owned is  converted  to
Each Report-      Class A common  stock
ing Person        (7) Sole Dispositive Power 167,015 (see comment
With              under Item 5)
                  (8) Shared Dispositive Power 1,540,000  (3,344,800 if
                  Class B common stock beneficially owned is converted to Class A common stock


     9)  Aggregate  Amount   Beneficially   Owned  by  Each  Reporting   Person.
3,541,517.1097 (assumes conversion of all outstanding Class B common stock to Class A common stock and exercise of all options exercisable within 60 days)


     10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)



     11) Percent of Class Represented by Amount in Row 9. 21.47% ------



     12) Type of Reporting Person (See Instructions). IN




Item 1(a).  Name of Issuer.
         A.T. Cross Company.

Item 1(b).  Address of Issuer's Principal Executive Offices.
         One Albion Road, Lincoln, Rhode Island 02865.

Item 2(a).  Name of Person Filing.
         Russell A. Boss.

Item 2(b).  Address of Principal Business Office.
         One Albion Road, Lincoln, Rhode Island 02865.

Item 2(c).  Citizenship.
         United States.

Item 2(d).  Title of Class of Securities.
         Class A Common Stock, $1.00 Par Value.

Item 2(e).  CUSIP Number.
         227478 10 4.

Item 3.
         Not applicable.

Item 4.  Ownership.

                  (a)  Amount Beneficially Owned.
                  67,946 directly
                  99,069 options  exercisable within 60 days
                  29,247 held by wife and children
                  1,540,000 held indirectly as co-trustee of trusts
                  1,804,800 shares which may be acquired by conversion `
                                    of  Class B  Common  Stock  held as  trustee
                  455.1097 held indirectly under profit sharing trust.

                  (b)  Percent of Class.
                  21.47% (assumes conversion of all outstanding shares of Class B common stock to an equal number of shares of Class A common stock and exercise of all options exercisable within 60 days).

                  (c) Number of shares of Common Stock as to which Mr. Boss has:

                           (i)      sole power to vote or to direct the vote:
                                    167,015 (including shares subject to stock options exercisable within 60 days)

                           (ii)     shared power to vote or to direct the vote:
                                    1,540,000 (3,344,800 if all Class B shares
                                    are converted to Class A shares)


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                         (iii)      sole power to dispose or to direct the
                                    disposition of: 167,015 (including
                                    shares subject to stock options exercisable within 60 days)

                         (iv) shared power to dispose or to direct the disposition of: 1,540,000 (3,344,800 if all
                                    Class B shares are converted to
                                    Class A shares)

Item 5.  Ownership of Five Percent or Less of a Class.
         Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
         Not applicable.

Item 9.  Notice of Dissolution of Group.
         Not applicable.


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Item 10. Certification.
         Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 27, 1997            ___/s/ Russell A. Boss_______
                                    -----------------------------
                                           Russell A. Boss